

02003256

VK 3-7-02

AB 3/6/02

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



SEC MAIL PROCESSING
RECEIVED
FEB 27, 2002
WASH, D.C.
340
SECTION


# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-~~53933~~ 8-13995 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Signator Investors, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Clarendon Street
(No. and Street)

Boston (City) MA (State) 02117 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jason Diamond (617) 572-7624
(Area Code — Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young
(Name — *if individual, state last, first, middle name*)

200 Clarendon Street (Address) Boston (City) MA (State) 02117 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
P MAR 22 2002
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91) Potential persons who are to respond to the collection of information

3/20/02 CS

## OATH OR AFFIRMATION

I, Jason H. Diamond, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Signator Investors, Inc., as of December 31, 19XX 2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

None



Signature

President & COO

Title



Notary Public

Catherine A. Doncaster
Notary Public
My Commission Expires Nov. 4, 2005

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**SECURITIES AND EXCHANGE COMMISSION**

**WASHINGTON, D.C.**

**ANNUAL AUDITED REPORT**

**DECEMBER 31, 2001**
*(Date)*

**SIGNATOR INVESTORS, INC.**
*(Name of Respondent)*

**200 Clarendon Street, Boston, Massachusetts 02116**
*(Address of principal executive office)*

**Jason H. Diamond**
**President & Chief Operating Officer**
**Signator Investors, Inc.**
**200 Clarendon Street, 10th Floor**
**Boston, Massachusetts 02116**
*(Name and address of person authorized to receive notices and communication from the Securities and Exchange Commission)*

# Signator Investors, Inc.

## Annual Audited Report

Years ended December 31, 2001 and 2000

**Contents**

**ERNST & YOUNG**

Ernst & Young LLP
200 Clarendon Street
Boston
Massachusetts 02116-5072

Phone: (617) 266-2000
Fax: (617) 266-5843
www.ey.com

# Report of Independent Auditors

To the Board of Directors
Signator Investors, Inc.

We have audited the accompanying statements of financial condition of Signator Investors, Inc. (the Company) as of December 31, 2001 and 2000, and the related statements of operations, changes in shareholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Signator Investors, Inc. at December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV for the year ended December 31, 2001 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


Ernst & Young LLP

ERNST & YOUNG LLP

February 4, 2002

Signator Investors, Inc.

Statements of Financial Condition

| | December 31 | |
|---|---|---|
| | **2001** | **2000** |
| | *(In thousands)* | |
| **Assets** | | |
| Cash and cash equivalents | **$ 9,656** | $ 11,254 |
| Commissions receivable | **3,062** | 1,631 |
| Accounts receivable | **272** | 874 |
| Due from affiliated companies *(Note 3)* | **1,689** | 2,533 |
| Investments (*Note 2*) | **99** | 227 |
| Prepaid expenses and other current assets | **149** | 151 |
| Deferred income tax benefit (*Notes 2 and 5*) | **346** | 295 |
| Furniture and equipment, net (*Notes 2 and 4*) | **187** | 319 |
| Total assets | **$ 15,460** | $ 17,284 |
| **Liabilities and shareholder's equity** | | |
| Accounts payable and accrued expenses | **$ 908** | $ 600 |
| Commissions payable | **3,240** | 2,508 |
| Accrued compensation | **275** | 665 |
| Due to affiliated companies (*Note 3*) | **566** | 2,079 |
| Accrued pension costs (*Note 8*) | **603** | 606 |
| Total liabilities | **5,592** | 6,458 |
| **Shareholder's equity** | | |
| Common stock, par value $1.00 per share; authorized and outstanding 1,000 shares | **1** | 1 |
| Additional paid-in capital | **19,718** | 19,718 |
| Accumulated deficit | **(9,851)** | (8,893) |
| Total shareholder's equity | **9,868** | 10,826 |
| Total liabilities and shareholder's equity | **$ 15,460** | $ 17,284 |

*See accompanying notes.*

Signator Investors, Inc.

Statements of Operations

| | Year ended December 31 | |
|---|---|---|
| | **2001** | 2000 |
| | *(In thousands)* | |
| **Revenues** | | |
| Selling commissions (*Note 3*) | **$ 168,016** | $ 199,174 |
| Rule 12b-1 service fees (*Note 3*) | **14,983** | 15,034 |
| Dividends and interest | **715** | 726 |
| Other | **36** | 118 |
| | **183,750** | 215,052 |
| **Expenses** | | |
| Selling commissions (*Note 3*) | **167,253** | 198,237 |
| Rule 12b-1 service fees (*Note 3*) | **10,960** | 10,954 |
| Other selling, general and administrative expenses | **5,909** | 4,139 |
| Parent company service fees (*Note 3*) | **1,095** | 950 |
| | **185,217** | 214,280 |
| **Income (loss) before income tax (expense) benefit and cumulative effect of a change in accounting principle** | **(1,467)** | 772 |
| **Income tax (expense) benefit (*Notes 2 and 5*)** | **513** | (278) |
| **Income (loss) before cumulative effect of a change in accounting principle** | **(954)** | 494 |
| **Cumulative effect of a change in accounting principle, net of income taxes of $2 (Note 9)** | **(4)** | |
| **Net income (loss)** | **$ (958)** | $ 494 |

*See accompanying notes.*

Signator Investors, Inc.

Statements of Changes in Shareholder's Equity

| | Common Stock | Additional Paid-in Capital | Accumulated Deficit | Total Shareholder's Equity |
|---|---|---|---|---|
| | *(In thousands)* | | | |
| Balance at January 1, 2000 | $ 1 | $ 19,718 | $ (9,387) | $ 10,332 |
| Net income | | | 494 | 494 |
| Balance at December 31, 2000 | 1 | 19,718 | (8,893) | 10,826 |
| Net loss | | | **(958)** | **(958)** |
| Balance at December 31, 2001 | **$ 1** | **$ 19,718** | **$ (9,851)** | **$ 9,868** |

*See accompanying notes.*

Signator Investors, Inc.

Statements of Cash Flows

| | Year ended December 31 | |
|---|---|---|
| | **2001** | **2000** |
| | *(In thousands)* | |
| **Operating activities** | | |
| Net income (loss) | **$ (958)** | $ 494 |
| Adjustments to reconcile net income (loss) to cash provided by (used in) operating activities: | | |
| Depreciation and amortization | **142** | 160 |
| (Gain) loss on sale of investments | **119** | |
| Unrealized gain on investments | **(8)** | (3) |
| Change in operating assets and liabilities: | | |
| Commissions receivable | **(1,431)** | 2,049 |
| Accounts receivable | **602** | (104) |
| Due from/to affiliated companies | **(669)** | 221 |
| Prepaid expenses and other current assets | **2** | 156 |
| Deferred income taxes | **(51)** | 115 |
| Accounts payable, accrued expenses and compensation | **(82)** | (714) |
| Commissions payable | **732** | (299) |
| Accrued pension costs | **(3)** | (7) |
| Net cash provided by (used in) operating activities | **(1,605)** | 2,068 |
| **Investing activities** | | |
| Purchases of furniture and equipment | **(10)** | (105) |
| Proceeds on sales of investments | **17** | |
| Net cash provided by (used in) investing activities | **7** | (105) |
| Increase (decrease) in cash and cash equivalents | **(1,598)** | 1,963 |
| Cash and cash equivalents at beginning of year | **11,254** | 9,291 |
| Cash and cash equivalents at end of year | **$ 9,656** | $ 11,254 |

*See accompanying notes.*

Signator Investors, Inc.

Notes to Financial Statements

December 31, 2001

## 1. Organization

Signator Investors, Inc. is a registered broker/dealer under the Securities Exchange Act of 1934 (the Act). The Company is a wholly-owned subsidiary of Signator Financial Network (SFN), which is a wholly-owned subsidiary of John Hancock Subsidiaries, Inc. (Subsidiaries), which is a wholly-owned subsidiary of John Hancock Financial Services, Inc. (John Hancock).

The Company is the retail broker-dealer for John Hancock's career agency system and offers mutual funds, fee-based investment advisory products, limited partnerships, variable insurance products, unit investment trusts and general securities through John Hancock registered representatives throughout the United States. The Company is also the principal underwriter and distributor of the variable insurance products sponsored by John Hancock. The Company does not hold funds or securities or owe money or securities to customers related to the variable insurance products. A significant portion of the Company's revenue is derived from sales of financial products sponsored by John Hancock and its subsidiaries.

## 2. Significant Accounting Policies

### Use of Estimates

The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

### Cash and Cash Equivalents

The Company considers highly liquid investments with an initial maturity of less than three months to be cash equivalents. These investments are recorded at amortized cost.

### Investments

Investments are carried at cost, which approximates fair market value. Dividends and interest are recorded on the accrual basis.

## 2. Significant Accounting Policies (continued)

### Furniture and Equipment

Furniture and equipment are recorded at cost and depreciated on a straight-line basis over their estimated useful lives, which range from three to seven years. Leasehold improvements are amortized on a straight-line basis over the shorter of the estimated useful lives or the term of the lease. Costs associated with the development of new computer software systems or significant enhancements to existing systems are accounted for in accordance with Statement of Position 98-1. Expenditures for maintenance and repairs are charged to expense as incurred. Expenditures for renewals and improvements that significantly add to productive capacity or extend the useful life of an asset are capitalized. Upon retirement or sale, the asset cost and related accumulated depreciation are removed from the accounts, and any gain or loss is credited or charged against income.

### Income Taxes

The operations of the Company are included with those of Subsidiaries in the filing of a consolidated federal income tax return. The Company has computed its income tax provision on a separate entity basis using the liability method in accordance with Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes*. The income tax expense is the estimated amount that will be paid by the Company to Subsidiaries based upon a tax-sharing agreement.

### Revenue Recognition

Selling commissions are recorded on the trade date. Rule 12b-1 service fees are asset-based monthly fees and are recorded as earned.

### Reclassifications

Certain previously reported amounts have been reclassified to conform to the current method of presentation.

### 3. Related-Party Matters

Due to the nature of its business, the Company has various agreements with related parties.

#### Distribution Agreements

As a retail broker-dealer for the Funds, the Company has a Soliciting Dealer Agreement with John Hancock Funds, Inc. (Funds, Inc.), an indirect wholly-owned subsidiary of John Hancock, under which the Company serves as a broker/dealer for the Funds and provides a retail dealer network using agents of John Hancock to sell shares of the Funds (see Retail Marketing Department Agreement). The Company received a marketing reimbursement fee from Funds, Inc. which totaled $1,582,000 and $1,123,000 in 2001 and 2000, respectively. The Company also has a Distribution Plan Service Agreement (the DPS Agreement) with Funds, Inc. under which the Company receives selling commissions and Rule 12b-1 service fees for distributing certain of the Funds.

#### Retail Marketing Department Agreement

The Company has an agreement with the Retail Marketing and Distribution Department of John Hancock (the RMD Agreement) in order to compensate John Hancock agents for their efforts in selling products offered through the Company. The Company paid John Hancock and/or its agents additional selling commissions and Rule 12b-1 service fees that totaled approximately $4,328,000 and $12,986,000 in 2001 and 2000, respectively. Under the RMD Agreement, the Company is also reimbursed for certain expenses paid on behalf of other John Hancock entities that totaled approximately $118,000 and $665,000 in 2001 and 2000, respectively.

#### Underwriting Agreement

The Company has an agreement with John Hancock (the Underwriting Agreement) under which the Company is the principal underwriter and distributor for the variable annuity and variable life products issued by John Hancock. Selling commission revenue and expense for the year ended December 31, 2001 and 2000 was $129,956,000 and $151,815,000, respectively.

#### Leasing Arrangement

The Company leases office space from John Hancock as a tenant at will. Lease payments amounted $344,000 and $323,000 for the years ended December 31, 2001 and 2000, respectively.

### 3. Related-Party Matters (continued)

**Due from/to Affiliated Companies**

Due from affiliated companies at December 31, 2001 and 2000, respectively, includes $912,000 and $1,022,000 of combined commissions and Rule 12b-1 service fee revenue due from Funds, Inc., taxes receivable due from Subsidiaries and amounts due from John Hancock under the RMD Agreement. The remainder represents certain expenses paid by the Company on behalf of Funds, Inc. and John Hancock Signature Services, Inc. (Signature Services), which are indirect wholly-owned subsidiaries of John Hancock.

Due to affiliated companies represents expenses of the Company paid by John Hancock, Advisers and Signature Services on behalf of the Company and taxes payable to subsidiaries.

**Other Related-Party Matters**

In order for the Company to obtain its fidelity blanket bond, Subsidiaries entered into an indemnification agreement with the Company's insurance carrier. This agreement covers certain amounts in excess of the stated policy deductible.

The Company maintains cash deposits at First Signature Bank which is an indirect wholly-owned subsidiary of John Hancock. The total on deposit at First Signature Bank amounted to $2,246,000 and $1,626,000 at December 31, 2001 and 2000, respectively. These balances are included in cash and cash equivalents.

John Hancock pays certain expenses of the Company directly and is reimbursed for these services (parent company service fees). The Company also pays John Hancock for certain insurance coverage.

As more fully defined in Note 8, the Company participates in a defined benefit pension plan, a nonqualified pension plan, and a post-retirement benefit plan sponsored by John Hancock.

Certain officers and directors of the Company are officers, directors and/or trustees of Advisers, Funds, Inc., Signature Services, Sovereign Asset Management Corp., NM Capital Management, Inc., the Berkeley Group, the Funds and/or officers of John Hancock. Sovereign Asset Management Corp. and NM Capital Management, Inc. are subsidiaries of the Berkeley Group.

## 4. Furniture and Equipment

Furniture and equipment are comprised of the following:

| | 2001 | 2000 |
|---|---|---|
| | *(In thousands)* | |
| Office equipment and computer software | **$ 1,155** | $ 1,155 |
| Furniture and fixtures | **531** | 521 |
| Leasehold improvements | **54** | 54 |
| | **1,740** | 1,730 |
| Less accumulated depreciation and amortization | **(1,553)** | (1,411) |
| | **$ 187** | $ 319 |

Depreciation and amortization expense for the years ended December 31, 2001 and 2000 is $142,000 and $160,000, respectively.

## 5. Income Taxes

Significant components of the Company's recognized gross deferred tax assets are as follows:

| | 2001 | 2000 |
|---|---|---|
| | *(In thousands)* | |
| Deferred tax assets: | | |
| Valuation reserves | **$ 98** | $ 101 |
| Pension obligation | **182** | 183 |
| Capital loss carryover | **42** | |
| Book over tax depreciation | **23** | 11 |
| Charitable contributions carryover | **1** | |
| Total deferred tax assets | **346** | 295 |
| Net deferred tax assets | **$ 346** | $ 295 |

**5. Income Taxes (continued)**

Significant components of income tax (expense) benefit for income taxes are as follows:

| | 2001 | 2000 |
|---|---|---|
| | *(In thousands)* | |
| Current: | | |
| Federal | $ 454 | $ (160) |
| State | 10 | (4) |
| Total current | 464 | (164) |
| Deferred: | | |
| Federal | 47 | (111) |
| State | 2 | (3) |
| Total deferred | 49 | (114) |
| | $ 513 | $ (278) |

The reconciliation of income tax (expense) benefit attributable to operations computed at the U.S. federal statutory tax rates to income tax (expense) benefit is as follows:

| | 2001 | 2000 |
|---|---|---|
| | *(In thousands)* | |
| Tax at U.S. statutory rates | $ 514 | $ ( 270) |
| State income taxes, net of federal tax benefit | 8 | (4) |
| Nondeductible expenses | (9) | (4) |
| | $ 513 | $ (278) |

Subsidiaries paid the Company approximately $1,399,000 in 2001 for federal tax refunds. The Company paid subsidiaries approximately $811,000 in 2000 for federal taxes. Subsidiaries paid the Company approximately $33,000 in 2001 for state tax refunds. The Company paid subsidiaries approximately $20,000 in 2000 for state taxes.

## 6. Net Capital

Pursuant to the net capital provision of Rule 15c3-1 of the Act, the Company is required to maintain a minimum net capital, as defined. The amount of net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2001 and 2000, the Company had net capital, as defined, of $5,087,000 and $6,739,000, respectively. The minimum net capital requirements at December 31, 2001 and 2000 were $373,000 and $431,000, respectively. The Company's net capital ratios were 1.10 to 1 and 0.96 to 1 at December 31, 2001 and 2000, respectively, whereas the maximum allowable ratio was 15 to 1.

## 7. Contingencies

The Company is involved in certain legal proceedings that arise in the normal course of business. Management believes the outcome of pending litigation will not have a material adverse effect on the Company.

## 8. Employee Benefit Plans

All full-time employees of the Company participate in a defined benefit pension plan (the Plan) sponsored by John Hancock. For each of the years ended December 31, 2001 and 2000 net prepaid pension plan costs of $91,000, are recorded as assets on the statements of financial condition because the fair value of the Plan assets exceeds the projected benefit obligation. There was no pension expense for the qualified plan for the years ended December 31, 2001 and 2000, respectively. Information reflecting the components of net periodic pension cost, the actuarial present value of the benefit obligations and the funded status attributable to the Company's employees is not segregated within the Plan.

The Company participates in John Hancock's nonqualified pension plan (the Non-Qualified Plan). The Non-Qualified Plan is unfunded and provides certain management employees with defined pension benefits in excess of limits imposed by federal tax law and the Plan sponsored by John Hancock. During 2001 and 2000, John Hancock allocated ($3,000) and $31,000 of pension (benefit) expense to the Company for the Non-Qualified Plan. Accrued pension costs related to the Non-Qualified Plan of $603,000 and $606,000 at December 31, 2001 and 2000, respectively, are included in the statements of financial condition. Information reflecting the components of net periodic pension cost and the actuarial present value of the benefit obligations attributable to the Company's employees is not segregated within the Non-Qualified Plan.

**8. Employee Benefit Plans (continued)**

The Company participates in a defined benefit post retirement plan (the Post-Retirement Plan) sponsored by John Hancock that provides medical, dental and life insurance benefits to employees with more than fifteen years of service. The Post-Retirement Plan is unfunded. During 2001 and 2000, John Hancock allocated $149,000 and ($110,000) respectively, of post retirement expenses (benefit) to the Company for the Post-Retirement Plan. No accrued post retirement benefit costs at December 31, 2001 and 2000, respectively, are included in the statements of financial condition and are being incurred by John Hancock. Information reflecting the components of net periodic post retirement benefit cost and the actuarial present value of the benefit obligations attributable to the Company's employees is not segregated within the Post-Retirement Plan.

Employees of the Company with more than one year of service may participate in a defined contribution saving plan, The Investment-Incentive Plan for the Employees of John Hancock, sponsored by John Hancock. The Company may make a discretionary matching contribution equal to a percentage of the elective deferrals of each participant. The Company has made elective matching contributions of 4% of the elective deferrals of each participant for the years ended December 31, 2001 and 2000. All contributions to the plan for the years ended December 31, 2001 and 2000 were incurred by John Hancock on behalf of the Company.

The Company offers postretirement benefits related to severance, disability, life insurance and health care to be paid for inactive former employees. There was no liability recognized in the financial statements for the years ended December 31, 2001 and 2000.

## 9. Cumulative Effect of Accounting Changes

During the first quarter of 2001, the Company changed the method of accounting for the recognition for deferred gains and losses considered in the calculation of the annual expense for its employee pension plan under Statement of Financial Accounting Standards (SFAS) No. 87, "Employers' Accounting for Pensions", and for its postretirement health and welfare plans under SFAS No.106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." The Company changed the method of recognizing gains and losses from deferral within a 10% corridor and amortization of gains outside this corridor over the future working careers of the participants to deferral within a 5% corridor and amortization of gains and losses outside this corridor over the future working careers of the participants. The new method is preferable because in the Company's situation, it produces results that more closely match current economic realities of the Company's retirement and welfare plans through the use of the current fair values of assets while still mitigating the impact of extreme gains and losses. As a result, on January 1, 2001, the Company recorded a change of $4,000 (net of tax of $2,000), related to its employee benefit pension plans. The pro forma results, assuming this change in accounting had taken place as of the beginning of 2000, would not be materially different from the reported results.

## 10. Subsequent Event

During the first quarter of 2002, Subsidiaries will contribute its interest in John Hancock Insurance Agency, Inc. to the Company. John Hancock Insurance Agency, Inc. will sell insurance and financial products as a general agent of John Hancock. This transaction will be accounted for as a reorganization of entities under common control.

During the first quarter of 2002, the Company will acquire the insurance sales business of John Hancock Networking Insurance Agency, Inc. (NIA). NIA provides John Hancock's agency sales force the ability to sell insurance products not offered by John Hancock. The acquisition of this line of business will be accounted for as a reorganization of entities under common control.

# Supplemental Information

SCHEDULE I—COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

SIGNATOR INVESTORS, INC.
DECEMBER 31, 2001

| | *(In thousands)* |
|---|---|
| COMPUTATION OF NET CAPITAL | |
| Total ownership equity (from statements of financial condition) | **$ 9,868** |
| Deductions and/or charges: | |
| Nonallowable assets: | |
| Receivables over 30 days | **1,994** |
| 12B-1 fees receivable in excess of 12B-1 fees payable | **46** |
| Due from affiliated companies | **1,689** |
| Prepaid expenses, deferred income taxes and other | **767** |
| Furniture and equipment | **187** |
| Non-marketable securities | **3** |
| Total nonallowable assets | **4,686** |
| Net capital before haircuts on securities positions | **5,182** |
| Haircuts on securities: | |
| Investment in nonmarketable Limited Partnerships | **95** |
| NET CAPITAL | **$ 5,087** |
| AGGREGATE INDEBTEDNESS | **$ 5,592** |
| COMPUTATION OF BASIC NET CAPITAL REQUIREMENT | |
| Minimum net capital required (6 2/3% of aggregate indebtedness) | **$ 373** |
| Minimum dollar net capital requirement | **$ 100** |
| Net capital requirement (greater of above amounts) | **$ 373** |
| Excess net capital | **$ 4,714** |
| Ratio of aggregate indebtedness to net capital | **1.10 to 1** |

SCHEDULE II—COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

SIGNATOR INVESTORS, INC.

December 31, 2001

The Company is exempt from Rule 15c3-3 under the provisions of paragraph (k) of that Rule at December 31, 2001.

SCHEDULE III—INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

SIGNATOR INVESTORS, INC.

December 31, 2001

The Company is exempt from Rule 15c3-3 under the provisions of paragraph (k) of that Rule at December 31, 2001.

SCHEDULE IV—RECONCILIATION OF THE COMPUTATION OF NET CAPITAL PURSUANT TO RULE 17a-5(d)(4) OF THE SECURITIES AND EXCHANGE COMMISSION

SIGNATOR INVESTORS, INC.

December 31, 2001

There are no material differences between the computation of net capital under Rule 15c3-1 included in this audited report and the computation included in the Company's corresponding unaudited Form X-17a-5, Part II A filing as of December 31, 2001.

# Supplemental Report of Independent Auditors

Ernst & Young

Ernst & Young LLP
200 Clarendon Street
Boston
Massachusetts 02116-5072

Phone: (617) 266-2000
Fax: (617) 266-5843
www.ey.com

# Independent Auditors' Supplementary Report on Internal Control

The Board of Directors of
Signator Investors, Inc.

In planning and performing our audits of the financial statements of Signator Investors, Inc. (the "Company") for the years ended December 31, 2001 and 2000, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the criteria stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons,

2. Recordation of the differences required by Rule 17a-13, and

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of the criteria of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principals generally accepted in the United States. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to errors or fraud may occur and not be detected. Also, projections of any evaluation of internal control to future periods are subject to the risk that internal control may become inadequate because of changes in conditions, or that the effectiveness of its design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 and 2000, to meet the SEC's criteria.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the New York Stock Exchange, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

ERNST & YOUNG LLP

February 4, 2002

# Annual Audited Report

Signator Investors, Inc.
Years ended December 31, 2001 and 2000